McCormick Capital Management, Inc.



July 2, 2008					[GRPHIC OMITTED]

Frustrated

Dear Shareholders,

The above title for this letter sums up how I feel about the stock market and its performance for the month of June. Actually, I would like to use other adjectives to describe how I "really feel" but considering this is a PG-rated newsletter, I will settle for frustrated.

At the end of May, I was feeling confident. Our stock Growth & Income Fund had recovered from the deep March losses and was slightly positive for the year. According to Morningstar, our Fund ranked in the top 15% of all mutual funds and it appeared that the stock market had digested the bad news and was anticipating an improved economy in the second half of the year. Then the news went from bad to ugly! The "perfect storm" of oil at $140, inflation approaching 7% and a continued decline in home prices has caused investor confidence to plunge. We have witnessed local investment favorites Boeing, Microsoft and Washington Mutual drop 24%, 22% and 63% respectively. General Motors is now hitting a 53 year low at $11.00. One bright spot; everyone's favorite place to shop - Costco is up 1/2 of 1% for the year. For the first six months of 2008, our stock Growth & Income Fund is down 12%. This compares to the Dow Jones, S&P 500, and NASDAQ Indices; down 13.2%, 11.8% and 13.1% respectively.

With the second half of 2008 still ahead of us, I remain confident that the year will end with strong positive returns. At this point it is prudent to avoid emotional knee-jerk decisions and look at the long term investment opportunities created by the decline. There are many reasons I expect the market to rally, but let me highlight three of the most important. First, investor confidence is low. People are depressed about their home price, inflation and the price of gas. Watching their investment portfolios decline only heightens the anxiety. It is from these emotional lows that bull market rallies begin. The market is due for a bounce. Second, I find the valuations in the stock market compelling. The current largest holding in our stock Fund is Bristol Myers; a blue-chip company at eleven times earnings with a 6% dividend. We have many such examples in our portfolio. The point here is that it is not difficult to find value in the stock market. The third reason I expect the stock market to recover soon is that the Federal Reserve System is doing all they can to aid our banking system in resolving the housing/mortgage problem. History would tell us that when the government starts printing money, the stock market moves higher within nine to twelve months. Keep focused on the long-term opportunities and the historical returns the stock market has achieved. It is not fun to endure the short-term pain but there are better days ahead.

Bond Fund/ Interest Rates

Concerns about credit quality and the viability of many banking institutions continue to plague the bond market. After six months, our bond Income Fund is positive; up 0.61%. Although this is slightly better than the Morningstar Index of comparable intermediate-term bond funds - up 0.52%, the returns are disappointing. Like the stock market, we expect bonds to have a better second half of 2008.



Warm Regards,					NAV Value as of 6/30/08:

/s/ Dick McCormick				Elite Income Fund - $9.51
						Growth & Income Fund - $15.80
Dick McCormick


PERFORMANCE DATA QUOTED REPRESENTS PAST PERFORMANCE. PAST PERFORMANCE DOES NOT QUARANTEE FUTURE RESULTS. INVESTMENT RETURNS AND PRINCIPAL VALUE CAN FLUCTUATE AND SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN YOUR ORIGINAL COST. THE FUNDS 1, 5, AND 10 YEAR TOTAL RETURN INFORMATION IS AVAILABLE IN THE MOST RECENT PROSPECTUS DATED 2/1/07, WHICH YOU PREVIOUSLY RECEIVED OR IN INCLUDED WITH THIS LETTER.

FOR FURTHER INFORMATION ABOUT THE ELITE FUNDS, INCLUDING THE INVESTMENT POLICIES, OBJECTIVES, AND EXPENSES, PLEASE SEE THE CURRENT PROSPECTUS WHICH
MUST ACCOMPANY OR PRECEDE THIS LITERATURE.  READ IT CAREFULLY BEFORE YOU INVEST.

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